Beijing Yuzhi Law Firm

Consent Letter

April 28, 2025

To:Autozi Internet Technology (Global) Ltd.
Building B09, Intelligence Park, No. 26 Yongtaizhuang North Road,
Haidian District,
Beijing, China, 100192.

Dear Sir/Madam,

We hereby consent to the references to our firm's name in Autozi Internet Technology (Global) Ltd.'s FORM F-1, which will be filed with the Securities and Exchange Commission (the "SEC"). We also consent to the filing of this consent letter with the SEC as an exhibit to the FORM F-1.

In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or under the Securities Exchange Act of 1934, in each case, as amended, or the regulations promulgated thereunder.

Yours faithfully,

Beijing Yuzhi Law Firm

Beijing Yuzhi Law Firm